UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of: April 2020

Commission File Number: 001-38187

MICRO FOCUS INTERNATIONAL PLC (Exact name of registrant as specified in its charter)

The Lawn, 22-30 Old Bath Road
Newbury, Berkshire
RG14 1QN
United Kingdom
+44 (0) 1635-565-459
 (Address of principal executive office)

Indicate by check mark whether this registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Exhibit No.	Exhibit Description
99.1	Directorate Change, dated 17 April 2020

17 April 2020

Micro Focus International plc
Board Change

Micro Focus International plc ("Micro Focus" or "the Company") announces that Robert Youngjohns has been appointed as Non-Executive Director of the Company with immediate effect.  Robert will become a member of the Company's Nomination Committee, Remuneration Committee and Audit Committee.  Robert will be subject to election at the Company's next annual general meeting, and re-election at each annual general meeting of the Company thereafter.

Robert has previously been Executive Vice President and General Manager of HP Software at Hewlett Packard Enterprises ("HPE"). During his tenure at Hewlett Packard, Robert was a member of HP's Executive Council, as well as a Senior Vice President.

Prior to his work at HPE, Robert was a Senior Vice-President of Microsoft and President of Microsoft North America. He has held senior leadership positions at Sun Microsystems and IBM. He is currently a board member at a small number of growth companies in the technology sector and an operating executive at Marlin Equity Partners.

Robert holds a Master's degree with honours in physics and philosophy from Oxford University.

Greg Lock, Chairman of Micro Focus, said: "I am pleased that Robert is joining our Board, there is plenty to do and I know from personal experience that he has the personal qualities and experience we need."

There are no disclosures required under LR 9.6.13 in respect of this appointment.

Enquiries:
Micro Focus                                         Tel: +44 (0)1635 32646
Stephen Murdoch, CEO                         Investors@microfocus.com
Brian McArthur-Muscroft, CFO
Ben Donnelly, Investor relations

Brunswick                                            Tel: +44 (0) 20 7404 5959
Sarah West                                           MicroFocus@brunswickgroup.com
Jonathan Glass

Notes to Editors:
About Micro Focus
Micro Focus (LSE: MCRO.L, NYSE: MFGP) is a global enterprise software company supporting the technology needs and challenges of the Global 2000.  Our solutions help organizations leverage existing IT investments, enterprise applications and emerging technologies to address complex, rapidly evolving business requirements while protecting corporate information at all times. Our product portfolios are Security, IT Operations Management, Application Delivery Management, Information Management & Governance and Application Modernization & Connectivity. For more information, visit: www.microfocus.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: 17 April 2020

Micro Focus International plc

By:	/s/ Brian McArthur-Muscroft
Name:	Brian McArthur-Muscroft
Title:	Chief Financial Officer